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SECURITIES [illegible] ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham & Flower Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 South Kalamazoo Mall
(No. and Street)

Kalamazoo	MI	49007-4806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amber Howes 269-341-4835
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegfried Crandall P.C.
(Name – *if individual, state last, first, middle name*)

246 E. Kilgore Road	Kalamazoo	MI	49002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, Amber S. Hones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham & Flower Financial, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Amber S. Hones
Signature

Vice president
Title

Jennifer L. Parsons Jennifer L. Parsons
Notary Public my commission expires January 14, 2008.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. Statement of cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent auditors' report on internal accounting controls

Burnham & Flower Financial, Inc.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

Year ended December 31, 2003 and 2002

CONTENTS

SiegfriedCrandall PC
Certified Public Accountants & Advisors

246 E. Kilgore Road
Kalamazoo, MI 49002-5599
www.siegfriedcrandall.com

Telephone 269-381-4970
800-876-0979
Fax 269-349-1344

INDEPENDENT AUDITORS' REPORT

Board of Directors
Burnham & Flower Financial, Inc.

We have audited the accompanying statement of financial condition of Burnham & Flower Financial, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham & Flower Financial, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Siegfried Crandall P.C.

February 10, 2004

FINANCIAL STATEMENTS

Burnham & Flower Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash	$ 20,727	$ 15,291
Commissions receivable	4,341	-
Prepaid items	3,881	2,940
Deposits	1,004	-
TOTAL ASSETS	$ 29,953	$ 18,231
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Commissions payable	$ 710	$ 70
Other accrued expenses	751	-
Total liabilities	1,461	70
Stockholders' equity:		
Common stock (no par value, 60,000 shares authorized, 7,500 shares issued and outstanding)	7,500	7,500
Retained earnings	20,992	10,661
Total stockholders' equity	28,492	18,161
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 29,953	$ 18,231

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF INCOME
Years ended December 31, 2003 and 2002

	2003	2002
COMMISSION INCOME	$204,717	$112,606
EXPENSES:		
Commission expense	10,917	-
Legal and accounting	5,348	440
Insurance	5,080	2,347
Regulatory fees	2,162	615
Education	749	975
Occupancy and management fees	-	2,900
Other costs and expenses	130	377
Total expenses	24,386	7,654
NET INCOME	$ 180,331	$ 104,952

See accompanying notes

Burnham & Flower Financial, Inc.

CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2003 and 2002

	Common stock		*Retained*	*Total stockholders'*
	Shares	*Amount*	*earnings*	*equity*
Balance, January 1, 2002	7,500	$ 7,500	$ (14,291)	$ (6,791)
Net income	-	-	104,952	104,952
Distributions	-	-	(80,000)	(80,000)
Balance, December 31, 2002	7,500	7,500	10,661	18,161
Net income	-	-	180,331	180,331
Distributions	-	-	(170,000)	(170,000)
Balance, December 31, 2003	7,500	$ 7,500	$ 20,992	$ 28,492

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Commissions received	$200,376	$112,606
Payments to vendors and suppliers	(24,940)	(10,524)
Net cash provided by operating activities	175,436	102,082
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to owners	(170,000)	(80,000)
Advances from related parties	-	7,500
Repayment of advances from related parties	-	(24,384)
Net cash used in financing activities	(170,000)	(96,884)
NET INCREASE IN CASH	5,436	5,198
CASH - BEGINNING OF YEAR	15,291	10,093
CASH - END OF YEAR	$ 20,727	$ 15,291

Reconciliation of net income to net cash provided by operating activities:

	2003	2002
Net income	$ 180,331	$ 104,952
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable	(4,341)	-
Increase in prepaid expenses	(941)	(2,940)
Increase in deposits	(1,004)	-
Increase in commissions payable	640	70
Increase in other accrued expenses	751	-
Net cash provided by operating activities	$ 175,436	$ 102,082

See accompanying notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies of Burnham & Flower Financial, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (hereinafter referred to as generally accepted accounting principles) and have been consistently applied in the preparation of the financial statements.

a) Organization and nature of operations:
The Company is a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company receives commission revenue from a revenue sharing arrangement with Harbour Investments, Inc. The Company is a Michigan Corporation and is a member of a group of entities under common control.

b) Basis of presentation:
These financial statements include all accounts of the Company. The Company is engaged in a single line of business as a broker-dealer.

c) Commissions:
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

d) Income taxes:
There is no provision for income taxes because the Company has made a valid election under Section 1372(a) of the Internal Revenue Code as an S Corporation whereby corporate income is taxed to its stockholders.

NOTE 2 - RELATED PARTY TRANSACTIONS:

From time to time, a member of the controlled group made non-interest bearing advances to the Company. All advances were paid in full by December 31, 2002. Occupancy costs represent the Company's allocation of general, administrative, facility and insurance costs, shared by the controlled group.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $24,661, which was $19,661 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.005 to 1. Net capital, as disclosed above, did not differ materially from the amount shown in Part II of Form X-17A-5.

NOTE 4 - COMMISSION REVENUE:

Commission revenue was derived from the following sources:

	Years ended December 31,	
	2003	*2002*
Variable annuities	$117,334	$ 68,371
Mutual funds	43,340	19,627
Fixed annuities	22,819	3,629
Group annuities	19,814	4,123
Variable life insurance	1,410	16,656
Total	$204,717	$112,606

NOTE 5 - ANTICIPATED CAPITAL DISTRIBUTIONS:

The Company expects to make capital distributions before June 30, 2004, of $10,000.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL	
Total stockholders' equity qualified for net capital	$28,492
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(3,881)
Net capital	$24,611
AGGREGATE INDEBTEDNESS	
Other accounts payable and accrued expenses	$ 1,461
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum capital requirement	$ 97
Excess net capital at 1,500 percent	$19,611
Excess net capital at 1,000 percent	$24,465
Ratio: Aggregate indebtedness to net capital	.005 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$23,607
Allowable assets erroneously reported as unallowable:	
Deposits	1,004
Net capital per above	$24,611

The Company has not made an election to compute the alternative net capital requirement.

REPORT ON INTERNAL CONTROL

Board of Directors
Burnham & Flower Financial, Inc.:

In planning and performing our audit of the financial statements of Burnham & Flower Financial, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Burnham & Flower Financial, Inc.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Siegfried Crandall P.C.

February 10, 2004